United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2005
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7; our target cash and cash equivalents balance as of December 31, 2005; planned draw downs of our existing credit facilities, expected cash outflows for capital expenditures and debt repayments; our expected depreciation and amortization and capital expenditures for fourth quarter 2005, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and consumer, computer and communications markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005 filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	U.S. GAAP
	As of
	December 31,	September 30,
	2004	2005
		(unaudited)
ASSETS
Cash and cash equivalents	$539,399	$817,090
Receivables, net	143,148	175,464
Inventories	72,159	142,034
Other current assets	46,761	34,814

Total current assets	801,467	1,169,402

Investment in SMP	93,765	83,451
Property, plant and equipment, net	1,914,515	2,062,808
Technology licenses, net	121,953	111,022
Other non-current assets	158,312	141,473

Total assets	$3,090,012	$3,568,156

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Payables	152,348	170,352
Current installments of long-term debt	352,985	399,309
Other current liabilities	118,388	168,895

Total current liabilities	623,721	738,556

Long-term debt, excluding current installments	882,745	1,128,013
Other non-current liabilities	77,915	132,517

Total liabilities	1,584,381	1,999,086

Commitments and contingencies

Convertible redeemable preference shares of $0.01 par value
Authorized: 30 shares in 2005
Issued and outstanding: 30 shares in 2005
Redemption value at maturity: $10,000 per share	—	248,262

Share capital: ordinary shares of S$0.26 par value
Authorized: 3,076,923 shares in 2004 and 4,615,385 shares in 2005
Issued and outstanding: 2,509,238 shares in 2004 and 2,512,638 shares in 2005	445,531	446,066
Additional paid-in capital	2,237,107	2,238,654
Accumulated deficit	(1,118,654)	(1,305,581)
Accumulated other comprehensive loss	(58,353)	(58,331)

Total shareholders’ equity	1,505,631	1,320,808

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,090,012	$3,568,156

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenue	$257,283	$290,133	$741,523	$665,521
Cost of revenue	199,772	253,129	579,462	637,787

Gross profit	57,511	37,004	162,061	27,734

Operating expenses:
Research and development	27,703	31,709	89,836	86,700
Fab start-up costs	11,550	—	23,257	22,697
Sales and marketing	9,912	11,388	28,812	32,007
General and administrative	9,109	9,193	25,825	29,079
Other operating expenses (income), net	(4,499)	—	1,028	3,938

Total operating expenses	53,775	52,290	168,758	174,421

Operating income (loss)	3,736	(15,286)	(6,697)	(146,687)
Equity in income (loss) of SMP	16,057	4,229	37,969	(4,027)
Other income (loss), net	2,825	(4,874)	27,532	579
Interest expense, net	(3,606)	(14,062)	(17,339)	(25,089)
Foreign exchange gain (loss), net	(273)	487	22	685

Income (loss) before income taxes	18,739	(29,506)	41,487	(174,539)
Income tax expense	(2,512)	(5,007)	(8,088)	(11,593)

Net income (loss)	16,227	(34,513)	33,399	(186,132)
Less: Accretion to redemption value of convertible redeemable preference shares	—	(795)	—	(795)

Net income (loss) available to common shareholders	$16,227	$(35,308)	$33,399	$(186,927)

Net earnings (loss) per common share and ADS

Basic and diluted net earnings (loss) per common share	$0.01	$(0.01)	$0.01	$(0.07)

Basic and diluted net earnings (loss) per ADS	$0.06	$(0.14)	$0.13	$(0.74)

Number of shares (in millions) used in computing:
Basic net earnings (loss) per common share	2,509.0	2,511.9	2,508.1	2,510.9
Effect of dilutive options	7.2	—	10.3	—

Diluted net earnings (loss) per common share	2,516.2	2,511.9	2,518.4	2,510.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.9	251.2	250.8	251.1
Effect of dilutive options	0.7	—	1.0	—

Diluted net earnings (loss) per ADS	251.6	251.2	251.8	251.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net income (loss)	$16,227	$(34,513)	$33,399	$(186,132)
Unrealized gains (losses) on change in cash flow hedging activity derivative fair values	(664)	3,050	(1,997)	1,080
Share of cash flow hedging activity gains of SMP	9	4	3,936	13
Reclassification of cash flow hedging activity losses into earnings	(886)	(1,165)	(1,290)	(45)
Unrealized gains (losses) on available for sale securities	163	(520)	222	(1,026)

Other comprehensive income (loss)	(1,378)	1,369	871	22

Comprehensive income (loss)	$14,849	$(33,144)	$34,270	$(186,110)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$33,399	$(186,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(37,969)	4,027
Cash dividends received from SMP	—	6,300
Depreciation and amortization	327,819	375,236
Foreign exchange loss, net	111	507
Gain on disposal of property, plant and equipment	(1,180)	(264)
Others, net	5,451	10,040
Changes in operating working capital:
Receivables	(15,806)	(38,464)
Inventories	(27,599)	(69,875)
Other current assets	(2,009)	(569)
Payables and other current liabilities	(32,134)	77,730

Net cash provided by operating activities	250,083	178,536

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(537,034)	(525,010)
Payments for technology licenses	(35,119)	(6,015)
Payments for deposits	(35,000)	—
Proceeds from sale of property, plant, equipment	30,254	319
Receipts related to refund of deposits and other assets	17,898	45,631
Others	—	(2,832)

Net cash used in investing activities	(559,001)	(487,907)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	318,000	1,130,068
Repayments	(287,312)	(910,172)
Receipts of customer deposits	450	120,920
Refund of customer deposits	—	(3,267)
Issuance of ordinary shares	1,887	1,946
Issuance of convertible redeemable preference shares	—	248,069
Others	1,800	—

Net cash provided by financing activities	34,825	587,564

Net increase (decrease) in cash and cash equivalents	(274,093)	278,193
Effect of exchange rate changes on cash and cash equivalents	(111)	(502)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$631,268	$817,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
1.	Business and Organization
The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

The Company was incorporated in Singapore in 1987. As of September 30, 2005, Singapore Technologies Semiconductors Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), directly held approximately 60.1% of the Company. Temasek is a holding company through which corporate investments of the Government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.
2.	Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, in the opinion of management, reflect all interim adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial position and results of operations of the Company and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the minority interest equity in CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was additional losses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	(In thousands)
Additional losses	$15,801	$16,852	$36,801	$56,881
3.	Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to judgments and such estimates include depreciation and amortization of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales return allowance, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.

4.	Net Earnings (Loss) per Common Share

Basic net earnings (loss) per common share are computed by deducting the accretion of the increase in redemption value of the convertible redeemable preference shares and using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per common share are computed by deducting the accretion of the increase in redemption value of the convertible redeemable preference shares and using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes and convertible redeemable preference shares.

The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per common share computation because either the exercise price or the conversion price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	For the Three and Nine months ended September 30,
	2004	2005
	(Number of shares in thousands)
Convertible debt and call options	429,584	251,092
Stock options	84,220	102,569
Convertible redeemable preference shares	—	344,067
5.	Stock-based Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Compensation cost for stock options granted to non-employees, primarily employees of SMP, is measured in accordance with the fair-value method as the fair market value of the stock options based upon an option-pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) available to common shareholders would have changed to the pro forma amounts indicated below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	(In thousands, except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$(1)	$—	$(3)	$(1)
Pro forma (fair value method)	$(4,755)	$(1,565)	$(12,654)	$(4,913)

Net income (loss) available to common shareholders
As reported	$16,227	$(35,308)	$33,399	$(186,927)
Pro forma	$11,473	$(36,873)	$20,748	$(191,839)

Basic and diluted net earnings (loss) per common share
As reported	$0.01	$(0.01)	$0.01	$(0.07)
Pro forma	$0.00	$(0.01)	$0.01	$(0.08)

Basic and diluted net earnings (loss) per ADS
As reported	$0.06	$(0.14)	$0.13	$(0.74)
Pro forma	$0.05	$(0.15)	$0.08	$(0.76)

6.	Inventories

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
Raw materials	$5,414	$5,634
Work in progress	60,293	130,503
Consumable supplies and spares	6,452	5,897

	$72,159	$142,034

7.	Long-term Debt

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
Singapore dollar loans at fixed rates (1)	$73,650	$—
U.S. dollar loans at floating rates:
Syndicated Loan (2)	589,066	294,533
Loan Facility (3)	—	300,000
Exim Loan (3)	—	122,124
Bank of America Term Loan (3)	—	50,000
2.5% senior convertible notes due 2006 (4)	575,000	97,155
5.75% senior notes due 2010 (5)	—	370,980
6.375% senior notes due 2015 (5)	—	246,476
Amortizing bonds due 2010 (6)	—	46,703
Other (7)	(1,986)	(649)

	1,235,730	1,527,322
Less current installments	(352,985)	(399,309)

Long-term debt, excluding current installments	$882,745	$1,128,013

	Weighted Average
	Interest Rates
	As of
	December 31,	September 30,
	2004	2005
Singapore dollar loans at fixed rates	5.9129%	—
U.S. dollar loans at floating rates	3.2375%	4.9464%
2.5% senior convertible notes due 2006	5.1440%	5.2500%
5.75% senior notes due 2010	—	5.7500%
6.375% senior notes due 2015	—	6.3750%
Amortizing bonds due 2010	—	6.0000%

(1)	The Singapore dollar fixed rate loans from the Singapore Economic Development Board consisted of $58.5 million which matured in September 2005 and $15.2 million maturing in March 2006. The Company repaid these loans early in full in March 2005.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch matures in September 2006. This facility is for an amount of $820.0 million which was fully drawn down, of which $589.1 million and $294.5 million were outstanding as of December 31, 2004 and September 30, 2005, respectively. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in nine semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by the Company in December 2004 to support phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America (“Bank of America Term Loan”) and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of September 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of September 30, 2005, is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of September 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

(4)	In August 2005, the Company commenced a cash tender offer (“Tender Offer”) for any and all of its $575.0 million original principal amount of 2.5% senior convertible notes due 2006 (“Convertible Notes”) outstanding. In September 2005, at the time of expiration of the Tender Offer, $477.8 million original principal amount of the Convertible Notes, representing approximately 83.1% of the Convertible Notes, were validly tendered for purchase and not withdrawn and the Company accepted these Convertible Notes (the “Accepted Notes”) for purchase. Following the completion of the Tender Offer, $97.2 million of the original principal amount of the Convertible Notes remains outstanding as of September 30, 2005.

(5)	In August 2005, the Company issued $375.0 million of 5.75% senior notes due 2010 (“Senior Notes due 2010”) and $250.0 million of 6.375% senior notes due 2015 (“Senior Notes due 2015”). Both the Senior Notes due 2010 and the Senior Notes due 2015 are collectively referred to as “Senior Notes”. The Senior Notes due 2010 were issued at a price of 98.896% of the principal amount and the Senior Notes due 2015 were issued at a price of 98.573% of the principal amount. The Senior Notes constitute senior, unsecured obligations of the Company. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006.

(6)	In August 2005, the Company completed its private placement of $300.0 million of Units (“Units Private Placement”). The Units comprise convertible redeemable preference shares of par value $0.01 each (“Preference Shares”) and amortizing bonds due 2010 (“Amortizing Bonds”), with an aggregate issue price of $300.0 million. The initial principal amount on the Amortizing Bonds was $46.7 million. The Amortizing Bonds pay semi-annual cash payments of $5.5 million per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. Interest on the Amortizing Bonds is payable at the rate of 6.0% per annum. The Amortizing Bonds constitute senior, unsecured obligations of the Company. Refer to Note 8 for details on the Preference Shares.

(7)	As of December 31, 2004, other long-term debt includes the cumulative fair value change of the Convertible Notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. The interest rate swap contracts were terminated following the completion of the Tender Offer of the Convertible Notes in September 2005. As of September 30, 2005, other long-term debt includes the cumulative fair value change of the remaining $97.2 million outstanding Convertible Notes.
The Company has total unutilized banking facilities of $742.0 million for term loans, short-term advances and bankers’ guarantees as of September 30, 2005.

Some of the outstanding loans and available unutilized banking facilities available to the Company, including loans to CSP, contain various financial, shareholding and other restrictive covenants that are customary to loan documents. Under the financial covenants, the Company is required to maintain certain financial conditions and/or ratios such as consolidated net worth, total debt to net worth ratio and historical debt service coverage ratio. The Company is also required to ensure that its consolidated net worth will not at any time be less than $1,000,000,000 and its total debt will not at any time exceed 180% of its total net worth.

Under the shareholding covenants of some of these outstanding loans, Temasek is required to own, directly or indirectly, a certain percentage of the Company’s outstanding shares, or is required to be the Company’s single largest shareholder. These covenants also require that the Company owns, directly or indirectly, at least a certain percentage of CSP’s outstanding shares.

In addition, the outstanding loans and unutilized banking facilities available to the Company impose other restrictive covenants that are customary to loan documents, such as restrictions on incurring further indebtedness, creating security interests over the Company’s assets, payments of dividends, disposals of assets, and mergers and other corporate restructurings.

As of September 30, 2005, the Company believes it was in compliance with the various financial, shareholding and other restrictive covenants in its loan documents.
8.	Convertible Redeemable Preference Shares

In August 2005, as part of the Units Private Placement, the Company issued 30,000 Preference Shares of par value $0.01 each.

The holders of the Preference Shares are not entitled to receive any dividends, regardless of whether dividends are paid to the holders of the Company’s ordinary shares (“Ordinary Shares”). Holders of the Preference Shares may convert the Preference Shares into new Ordinary Shares or, subject to certain limitations, American Depositary Shares (“ADSs”) at a conversion price of $0.8719 per Ordinary Share at any time after 40 days from the original issuance of the Preference Shares and before the close of business on the 7th business day prior to maturity or early redemption.

Unless previously redeemed, converted or purchased and canceled, the Company will redeem, out of funds legally available for such payment, each Preference Share at maturity on August 17, 2010 at a redemption price equal to $10,000 per Preference Share.

Prior to maturity, the Company may redeem the Preference Shares at the early redemption price:
•	at any time, if at least 95% of the Preference Shares originally issued have been converted, redeemed or purchased and cancelled;

•	at any time after 2 years after the date of issuance of the Preference Shares, if the closing sale price of the Ordinary Shares for any 20 trading days in a specified 45 consecutive calendar day period is at least 125% of the conversion price per Ordinary Share; or

•	at any time the Company is required to pay additional amounts as a result of any change in or amendment to the laws or regulations of Singapore or for certain other events.
If certain events occur before the close of business on the 7th business day prior to maturity or early redemption, holders of the Preference Shares may under certain circumstances require the Company to redeem all or any of the Preference Shares at the early redemption price per Preference Share.

The Preference Shares rank, with respect to rights upon liquidation, winding up or dissolution:
•	junior to all the Company’s existing and future debt obligations;

•	junior to each class of the Company’s shares the terms of which provide that such class will rank senior to the Preference Shares;

•	on a parity with any class of the Company’s shares that has terms which provide that such class will rank on a parity with the Preference Shares; and

•	senior to the Company’s Ordinary Shares (including those represented by ADSs) and to any class of the Company’s shares that has terms which provide that such class will rank junior to the Preference Shares.
The initial carrying amounts of the Preference Shares were stated at their fair values as of the date of issuance, net of the associated issuance costs. The Company is required to accrete the carrying amounts of the Preference Shares to their redemption values at maturity and record such accretion over the remaining period until the maturity date on August 17, 2010 using the effective interest method. Such accretion adjusts net income (loss) available to common shareholders. Accretion charges for the three and nine months ended September 30, 2005 are $0.8 million (nil for the three and nine months ended September 30, 2004).

9.	Income Taxes

A reconciliation, shown in percentage of pre-tax income (loss), of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

	Nine months ended
	September 30,
	2004	2005

Income taxes computed at Singapore statutory tax rate of 20% (22% in 2004)	22%	(20)%
Permanent non-deductible expenses	25	3
Effect of non-pioneer losses not recognized as deferred tax benefit (1)	—	4
Effect of pioneer status, including losses and allowances not recognized as deferred tax benefit	(9)	18
Non-taxable increase (decrease) in equity method investment	(20)	1
All other items, net	1	1

Income tax expense	19%	7%

(1)	Under Singapore tax law, tax depreciation of property, plant and equipment (referred to as wear and tear allowances) is deductible only to the extent of taxable income before tax depreciation. Unutilized wear and tear allowances are carried forward to future tax years. As of September 30, 2005, the Company did not recognize any tax benefit for the unutilized wear and tear allowances relating to Fab 7. This is as Fab 7 has not yet produced historical taxable income that supports future projections that realization of unutilized wear and tear allowances is more likely than not. The Company has applied for pioneer tax-exempt status for Fab 7, which is pending approval from the relevant authority. In the event where pioneer status is granted, the Company expects that the unutilized wear and tear allowances will be realized during the tax-exempt period.
10.	Contingencies
The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.
11.	Recently Issued Accounting Standards
In June 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 154, Accounting Changes and Error Corrections (“FAS 154”), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. FAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. FAS 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company does not expect the initial adoption of FAS 154 to have any material impact on the Company’s financial condition or consolidated statements of operations.

In May 2005, the FASB issued a FASB Staff Position (“FSP”) to clarify the guidance that the Emerging Issues Task Force (“EITF”) specifies in EITF Issue 00-19 (“EITF 00-19”), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The FSP clarifies that a requirement to deliver registered shares will not, in and of itself, result in liability classification for freestanding financial instruments that were originally issued as employee compensation (for example, an employee stock option). The FSP indicates that this clarification is consistent with the FASB’s intent in issuing FASB Statement No. 123 (revised 2004), Share Based Payment (“FAS 123(R)”). The FSP goes into effect the same day that a company implements FAS 123(R).

In December 2004, the FASB published FAS 123(R), Share-Based Payments. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). The Company has elected to adopt FAS 123(R) on January 1, 2006.

The Company currently determines the fair value of stock-based compensation using a Black-Scholes option-pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. The Company has begun, but has not yet completed, quantifying the impact of adopting FAS 123(R). However, the Company believes the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used, and that the pro forma amounts disclosed in Note 5 are not necessarily indicative of the impact FAS 123(R) will have on the Company’s consolidated statements of operations.

In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of Accounting Research Bulletin No. 43, Chapter 4. The amendments made by FAS 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the initial adoption of FAS 151 to have any material impact on the Company’s financial condition or consolidated statements of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	77.6	87.2	78.2	95.8

Gross profit	22.4	12.8	21.8	4.2

Operating expenses:
Research and development	10.7	10.9	12.1	13.0
Fab start-up costs	4.5	—	3.1	3.4
Sales and marketing	3.9	3.9	3.9	4.8
General and administrative	3.5	3.2	3.5	4.4
Other operating expenses (income), net	(1.7)	—	0.1	0.6

Total operating expenses	20.9	18.0	22.7	26.2

Operating income (loss)	1.5	(5.2)	(0.9)	(22.0)
Equity in income (loss) of SMP	6.2	1.4	5.1	(0.6)
Other income (loss), net	1.1	(1.7)	3.7	0.1
Interest expense, net	(1.4)	(4.8)	(2.3)	(3.8)
Foreign exchange gain (loss), net	(0.1)	0.1	0.0	0.1

Income (loss) before income taxes	7.3	(10.2)	5.6	(26.2)
Income tax expense	(1.0)	(1.7)	(1.1)	(1.8)

Net income (loss)	6.3%	(11.9)%	4.5%	(28.0)%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Communications	47%	36%	51%	38%
Computer	36	24	30	28
Consumer	13	35	15	28
Other	4	5	4	6

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
Americas	65%	77%	67%	74%
Asia-Pacific	22	11	20	14
Europe	9	9	9	9
Japan	4	3	4	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
0.09 and below	—	26%	—	12%
Up to 0.13	17%	18	17%	24
Up to 0.18	13	6	16	11
Up to 0.25	21	11	21	12
Up to 0.35	33	23	30	24
Above 0.35	16	13	16	13
Other	—	3	—	4

Total	100%	100%	100%	100%

THREE MONTHS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2005
Net revenue
We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services and pre-fabrication services such as masks generation and engineering services. Net revenue increased 12.8% from $257.3 million in third quarter 2004 to $290.1 million in third quarter 2005. Our stronger revenue in third quarter 2005 came after we have experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories.
Our customers continued to make increased use of our advanced technologies and our 0.13um and below revenue increased by 191% between third quarter 2004 and third quarter 2005. Our 0.13um and below revenue represented 17% of our total revenue in third quarter 2004 as compared to 44% of our total revenue in third quarter 2005, of which 26% of our total revenue in third quarter 2005 was contributed by 90-nanometer (“nm”) revenue. Shipments increased 7.2% from 252,400 wafers (eight-inch equivalent) in third quarter 2004 to 270,700 wafers (eight-inch equivalent) in third quarter 2005. Average selling price or ASP was $1,019 per wafer (eight-inch equivalent) in third quarter 2004 and remained essentially flat compared to $1,035 per wafer (eight-inch equivalent) in third quarter 2005.
In third quarter 2004, the communications sector, which represented 47% of our total revenue, was our highest revenue contributor, followed by the computer sector at 36% of our total revenue. Primarily due to a significant decrease in demand for mobile phone handsets devices, communications sector revenue decreased 14% between third quarter 2004 and third quarter 2005. Concurrently, computer sector revenue also decreased by 25% over the same period. This was mainly due to a decrease in demand for optical storage devices. Revenues from the consumer sector, which represented 13% of our total revenue in third quarter 2004, increased 204% to account for 35% of our total revenue in third quarter 2005. This increase was primarily due to a significant increase in demand for video game devices. As a result, communications, computer and consumer sector revenue represented 36%, 24% and 35%, respectively, of our total revenue in third quarter 2005.
The Americas region continued to be our largest contributor to revenue, representing 65% of our revenue in third quarter 2004 and increasing by 34% to represent 77% of our revenue in third quarter 2005. On the other hand, the Asia-Pacific region, which represented 22% of our revenue in third quarter 2004, decreased by 44% to represent 11% of our revenue in third quarter 2005 as the mix of our business changed.
Cost of revenue and gross profit
Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, masks generation costs, subcontracted expenses for assembly and test services, as well as amortization of certain technology licenses. Cost of revenue increased by 26.7% from $199.8 million in third quarter 2004 to $253.1 million in third quarter 2005 as compared to a 7.2% increase in shipments primarily due to increased depreciation and other manufacturing costs associated with the addition of new capacity during third quarter 2005. A large proportion of our cost of revenue is fixed in nature and depreciation continued to be a significant portion of our cost of revenue, comprising 49.7% and 48.0% of our cost of revenue in third quarter 2004 and third quarter 2005, respectively.
The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Although shipments increased by 7.2% between third quarter 2004 and third quarter 2005, cost per wafer shipped increased by 14.4% from $791 (eight-inch equivalent) in third quarter 2004 to $906 (eight-inch equivalent) in third quarter 2005. This was primarily due to increased depreciation and other manufacturing costs associated with the addition of new capacity during third quarter 2005. Correspondingly, our gross profit also deteriorated from 22.4% of net revenue in third quarter 2004 to 12.8% of net revenue in third quarter 2005.
For third quarter 2004 and third quarter 2005, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins.
Research and development expenses
Research and development (“R&D”) expenses consist primarily of our share of expenses related to the International Business Machines Corporation (“IBM”) joint-development agreement for 90nm and 65nm technologies (“Chartered-IBM joint development”), salaries and benefits for R&D personnel and depreciation of R&D equipment. R&D expenses increased by 14.5%, from $27.7 million in third quarter 2004 to $31.7 million in third quarter 2005, primarily due to increased activity at the advanced 65nm technology node.

Our investment in R&D allows us to continue developing new and advanced processes for three separate generations of technologies, from 90nm, 65nm and 45nm technology node. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
Fab start-up costs
Fab start-up costs, all related to Fab 7, was $11.6 million in third quarter 2004 compared to nil in third quarter 2005 as Fab 7 entered commercial production during second quarter 2005.
Sales and marketing expenses
Sales and marketing expenses consist primarily of expenses associated with overseas offices, payroll related costs for sales and marketing personnel, costs related to customer prototyping activities and electronic design automation (“EDA”) related expenses. Sales and marketing expenses increased by 14.9% from $9.9 million for third quarter 2004 to $11.4 million for third quarter 2005 primarily due to higher EDA related expenses and higher financial support for customer prototyping activities.
General and administrative expenses
General and administrative (“G&A”) expenses, which consist primarily of salaries and benefits for administrative personnel, consultancy, legal and professional fees and depreciation of non-production equipment, remained essentially flat between third quarter 2004 and third quarter 2005. G&A expenses were $9.1 million in third quarter 2004 and $9.2 million in third quarter 2005.
Other operating income, net
Other operating income, net, was $4.5 million in third quarter 2004, primarily related to resolution of a goods and services tax matter of $4.9 million. Other operating income, net, was nil in third quarter 2005.
Equity in income of SMP
Equity in income of SMP was $16.1 million in third quarter 2004 compared to $4.2 million in third quarter 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. In third quarter 2004, the equity in income of SMP was $16.1 million compared to our net income of $16.2 million. The equity in income of SMP was $4.2 million in third quarter 2005 compared to our net loss of $34.5 million.
We have provided, for the three months ended September 30, 2004 and 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended
	September 30,
	2004	2005
	(In millions)
Net revenue (U.S. GAAP)	$257.3	$290.1
Chartered’s share of SMP revenue	$49.2	$26.4
Net revenue including Chartered’s share of SMP	$306.5	$316.5

Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP operating performance indicators:

	Three months ended September 30,
	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands) *	252.4	287.1	270.7	295.2
ASP per wafer *	$1,019	$1,068	$1,035	$1,039

*	Eight-inch equivalent wafers
Other income (loss), net
Other income, net, was $2.8 million in third quarter 2004 compared to other loss, net, of $4.9 million in third quarter 2005, primarily due to an expense of $7.0 million in third quarter 2005 related to the termination of hedging transactions and other costs as a result of the Tender Offer for the Convertible Notes.
Interest expense, net
Net interest expense increased by 290.0% from $3.6 million in third quarter 2004 to $14.1 million in third quarter 2005, primarily due to higher interest expense resulting from higher outstanding debt balances and to a lesser extent, higher interest rates, partially offset by higher interest income. See the “Current and expected liquidity” section below for details of the borrowings obtained during the periods indicated.
Income tax expense
We currently pay tax on (1) interest income, (2) rental income and (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In third quarter 2004, we recorded an income tax expense of $2.5 million on an income before income taxes of $18.7 million. In third quarter 2005 we recorded an income tax expense of $5.0 million on a loss before income taxes of $29.5 million. The increase in the effective tax expense in third quarter 2005 was primarily due to higher taxable net interest income.
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2005
Net revenue
Net revenue decreased 10.2% from $741.5 million for the nine months ended September 30, 2004 to $665.5 million for the nine months ended September 30, 2005. Net revenue for the nine months ended September 30, 2005 was lower across all geographical regions compared to the corresponding period in 2004. Our stronger revenue in the nine months ended September 30, 2004 came during a global recovery in the semiconductor industry, which continued through the first half of 2004. However we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. We began to see a recovery in demand as revenue increased 7.0% sequentially from first quarter 2005 to second quarter 2005 and 49.5% sequentially in third quarter 2005.
Our customers continued to make increased use of our advanced technologies and our 0.13um and below revenue increased by 90% between the nine months ended September 30, 2004 and the nine months ended September 30, 2005. Revenues from these advanced technologies represented 17% of our total revenue for the nine months ended September 30, 2004 as compared to 36% of our total revenue for the nine months ended September 30, 2005, of which 12% of our total revenue was contributed by 90nm revenue, primarily driven by 90nm shipments in third quarter 2005.
Total shipments decreased 10.8% from 729,300 wafers (eight-inch equivalent) for the nine months ended September 30, 2004 to 650,200 wafers (eight-inch equivalent) for the nine months ended September 30, 2005. ASP decreased slightly from $1,017 per wafer (eight-inch equivalent) for the nine months ended September 30, 2004 to $986 per wafer (eight-inch equivalent) for the nine months ended September 30, 2005.

For the nine months ended September 30, 2004, the communications sector, which represented 51% of our total revenue, was our highest revenue contributor, followed by the computer sector at 30% of our total revenue. Primarily due to a significant decrease in demand for mobile phone handsets devices, and to a lesser extent, a decrease in demand for cable modems, communications sector revenue decreased 33% between the nine months ended September 30, 2004 and the nine months ended September 30, 2005. Concurrently, computer sector revenue also decreased, but to a lesser extent, over the same period. Computer sector revenues decreased 16% from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 primarily due to a decrease in demand for optical storage devices, partially offset by an increase in demand for PC peripherals, workstations and PC motherboard devices. On the other hand, revenues from the consumer sector, which represented 15% of our total revenue for the nine months ended September 30, 2004, increased by 68% to account for 28% of our total revenue for the nine months ended September 30, 2005. This increase was primarily due to a significant increase in demand for video game devices, and to a lesser extent, an increase in demand for MP3/CD/MD audio player/recorders devices, partially offset by a decrease in demand for DVD player/recorders devices. As a result, communications, computer and consumer sector revenue represented 38%, 28% and 28%, respectively, of our total revenue for the nine months ended September 30, 2005.
Cost of revenue and gross profit
Cost of revenue increased 10.1% from $579.5 million for the nine months ended September 30, 2004 to $637.8 million for the nine months ended September 30, 2005 despite a 10.8% decrease in shipments, primarily due to increased depreciation and other manufacturing costs associated with the addition of new capacity during third quarter 2005. A large proportion of our cost of revenue is fixed in nature and depreciation continued to be a significant portion of our cost of revenue, comprising 50.5% and 50.0% of the cost of revenue for the nine months ended September 30, 2004 and September 30, 2005, respectively.
The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Cost per wafer shipped increased by 19.4% from $795 (eight-inch equivalent) for the nine months ended September 30, 2004 to $948 (eight-inch equivalent) for the nine months ended September 30, 2005 due to lower volumes and increased depreciation and other manufacturing costs associated with the addition of new capacity during third quarter 2005.
For the nine months ended September 30, 2004 and the nine months ended September 30, 2005, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins.
For the nine months ended September 30, 2004, we recorded a gross profit of 21.8% of net revenue. Primarily due to lower revenue and higher cost of revenue as discussed above, we recorded a gross profit of 4.2% of net revenue for the nine months ended September 30, 2005.
Research and development expenses
R&D expenses decreased by 3.5%, from $89.8 million for the nine months ended September 30, 2004 to $86.7 million for the nine months ended September 30, 2005 primarily due to a reduction in R&D activities related to 0.13um technologies, partially offset by increased activity at the advanced 65nm technology node. Our investment in R&D allows us to continue developing new and advanced processes down to the 45nm technology node. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.
Fab start-up costs
Fab start-up costs, all related to Fab 7, decreased by 2.4% from $23.3 million for the nine months ended September 30, 2004 to $22.7 million for the nine months ended September 30, 2005. From first quarter 2004, the ramp up activity level had increased in support of the Company’s efforts to begin commercial shipments. Fab start-up costs began to decrease from second quarter 2005 as Fab 7 entered commercial production during second quarter 2005. No fab start-up costs were recorded in third quarter 2005.
Sales and marketing expenses
Sales and marketing expenses increased by 11.1% from $28.8 million for the nine months ended September 30, 2004 to $32.0 million for the nine months ended September 30, 2005. The increase was primarily due to higher EDA related expenses and higher financial support for customer prototyping activities.

General and administrative expenses
G&A expenses increased by 12.6% from $25.8 million for the nine months ended September 30, 2004 to $29.1 million for the nine months ended September 30, 2005. This was primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement and a gain of $1.1 million associated with the resolution of a supplier advance that was considered doubtful of recovery for the nine months ended September 30, 2004.
Other operating expenses, net
Other operating expenses, net, of $1.0 million for the nine months ended September 30, 2004 relate to Fab 1 restructuring charges of $4.2 million and an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system, partially offset by resolution of a goods and services tax matter of $4.9 million. Fab 1 ceased operations at the end of March 2004. Other operating expenses, net, of $3.9 million for the nine months ended September 30, 2005 relate to a fixed asset impairment charge on assets held for sale.
Equity in income (loss) of SMP
Equity in income (loss) of SMP was an income of $38.0 million for the nine months ended September 30, 2004 compared to a loss of $4.0 million for the nine months ended September 30, 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. For the nine months ended September 30, 2004, the equity in income of SMP was $38.0 million compared to our net income of $33.4 million. The equity in loss of SMP was $4.0 million for the nine months ended September 30, 2005 compared to our net loss of $186.1 million.
We have provided, for the nine months ended September 30, 2004 and 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.
The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Nine months ended
	September 30,
	2004	2005
	(In millions)
Net revenue (U.S. GAAP)	$741.5	$665.5
Chartered’s share of SMP revenue	$156.8	$66.9
Net revenue including Chartered’s share of SMP	$898.3	$732.4
Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP operating performance indicators:

	Nine months ended September 30,
	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands) *	729.3	834.7	650.2	705.9
ASP per wafer *	$1,017	$1,076	$986	$1,003

*	Eight-inch equivalent wafers

Other income, net
Other income, net, for the nine months ended September 30, 2004 included the recognition of income of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement and a gain of $2.8 million related to an intellectual property licensing agreement. Other income, net, for the nine months ended September 30, 2005 included an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the Tender Offer for the Convertible Notes. Primarily due to the above, other income, net, decreased by 97.9% from $27.5 million for the nine months ended September 30, 2004 to $0.6 million for the nine months ended September 30, 2005.
Interest expense, net
Net interest expense increased by 44.7% from $17.3 million for the nine months ended September 30, 2004 to $25.1 million for the nine months ended September 30, 2005, primarily due to higher interest expense resulting from higher outstanding debt balances and higher interest rates, partially offset by higher interest income, and to a lesser extent, higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6. See the “Current and expected liquidity” section below for details of the borrowings obtained during the periods indicated.
Income tax expense
We currently pay tax on (1) interest income, (2) rental income and (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. For the nine months ended September 30, 2004, we recorded an income tax expense of $8.1 million on an income before income taxes of $41.5 million. For the nine months ended September 30, 2005 we recorded an income tax expense of $11.6 million on a loss before income taxes of $174.5 million. The increase in the effective tax expense for the nine months ended September 30, 2005 was primarily due to higher taxable net interest income.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
As of September 30, 2005, our principal sources of liquidity included $817.1 million in cash and cash equivalents and $742.0 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.
Working capital, which is calculated as the excess of current assets over current liabilities was positive $177.7 million as of December 31, 2004. Our working capital improved to positive $430.8 million as of September 30, 2005. This was primarily due to an improved liquidity position as cash and cash equivalents balance increased from $539.4 million as of December 31, 2004 to $817.1 million as of September 30, 2005.
In August 2005, in part to repurchase and repay our Convertible Notes, we raised an aggregate of $925.0 million from a public offering of $625.0 million in Senior Notes and a private placement of $300.0 million in Units. We intend to use proceeds from the offerings in excess of the amount used to repurchase and repay our Convertible Notes for working capital and general corporate purposes, including repaying some of our current debt.
The Senior Notes consist of $375.0 million of 5.75% senior notes due 2010 and $250.0 million of 6.375% senior notes due 2015. In August 2005, the Senior Notes due 2010 were issued at a price of 98.896% of the principal amount and the Senior Notes due 2015 were issued at a price of 98.573% of the principal amount. The Senior Notes constitute senior, unsecured obligations of Chartered. The Senior Notes due 2010 mature on August 3, 2010 and the Senior Notes due 2015 mature on August 3, 2015. Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006.
The Units comprise convertible redeemable preference shares (“Preference Shares”) of par value $0.01 each and amortizing bonds due 2010 (“Amortizing Bonds”), with an aggregate issue price of $300.0 million.
The Preference Shares may be convertible into new Ordinary Shares or, subject to certain limitations, ADSs of Chartered at the election of their holders, at a conversion price of $0.8719 per Ordinary Share. Refer to Note 8 of the unaudited condensed consolidated financial statements for more details on the Preference Shares.

The Amortizing Bonds were issued with an initial principal amount of $46.7 million. The Amortizing Bonds pay semi-annual cash payments of $5.5 million per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. The Amortizing Bonds constitute senior, unsecured obligations of Chartered and interest is payable at the rate of 6.00% per annum.
In August 2005, we also commenced the Tender Offer for any and all of our $575.0 million original principal amount of Convertible Notes outstanding. As of the expiration time in September 2005, $477.8 million original principal amount of the Convertible Notes, representing approximately 83.1% of the Convertible Notes, were validly tendered for purchase and not withdrawn and Chartered accepted these Convertible Notes (“Accepted Notes”) for purchase. The purchase price for the Accepted Notes was $1,140 for each $1,000 of original principal amount of Convertible Notes plus the pro rata portion of the 2.5% per year semi-annual interest payment accrued and unpaid up to, but excluding the settlement date of the Tender Offer. The aggregate purchase price for the Accepted Notes was $549.7 million. Following the completion of the Tender Offer, $97.2 million original principal amount of the Convertible Notes remains outstanding as of September 30, 2005.
Our target cash and cash equivalents balance as of December 31, 2005 is approximately $740 million. This is based on our cash and cash equivalents of approximately $817 million as of September 30, 2005, planned draw downs of approximately $225 million of our existing credit facilities, and expected cash outflows for capital expenditures of approximately $225 million and debt repayments of approximately $150 million for fourth quarter 2005. We expect depreciation and amortization to be approximately $135 million for fourth quarter 2005. We generated cash flows from operations of $48.1 million, $331.7 million and $178.5 million for 2003, 2004 and the nine months ended September 30, 2005, respectively. Our ability to generate operating cash flow for fourth quarter 2005 will depend largely on our operations and other factors, as discussed in “Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005.
As of September 30, 2005, our total loans outstanding were $1,527.3 million, comprising the Amortizing Bonds, Senior Notes, Convertible Notes and other U.S. dollar loans as follows:

As of
September 30,
2005
(In thousands)
2.5% senior convertible notes due 2006 (1)	$97,155
U.S. dollar loans at floating rates:
Syndicated Loan (2)	294,533
Loan Facility (3)	300,000
Exim Loan (3)	122,124
Bank of America Term Loan (3)	50,000
5.75% senior notes due 2010	370,980
6.375% senior notes due 2015	246,476
Amortizing bonds due 2010	46,703
Other (4)	(649)

Total	$1,527,322

(1)	On April 2, 2001, we issued $575.0 million of convertible notes, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The conversion price of the convertible notes is S$4.7980 per share (equivalent to approximately $26.7701 per ADS) as of June 30, 2005 and reflects a retroactive adjustment due to our October 2002 rights offering. We may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. Following the completion of the Tender Offer for the Convertible Notes, $97.2 million original principal amount of the Convertible Notes remains outstanding as of September 30, 2005.

In August 2004, we entered into a bilateral call spread option transaction with Goldman Sachs International as counter-party, to pro-actively manage our Convertible Notes. Under the transaction, the counter-party may purchase 214.8 million of our ordinary shares at the price of $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71). The number of ordinary shares under the option transaction is equal to the number of ordinary shares that were originally planned for issuance under the Convertible Notes. The option transaction, which is contractually separate from the Convertible Notes, increases the likelihood that we will issue the ordinary shares originally planned for issuance upon conversion of the Convertible

Notes by lowering the conversion price. If the option is exercised, we will receive approximately $200 million. The option transaction is exercisable by Goldman Sachs International from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Convertible Notes. The option transaction also has a feature that allows us to elect for early termination if the trading price of our ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited (now known as United Overseas Bank Limited), The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch matures in September 2006. This facility is for an amount of $820.0 million which was fully drawn down, of which $589.1 million and $294.5 million were outstanding as of December 31, 2004 and September 30, 2005, respectively. We partially repaid $123.9 million early in May 2005. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in nine semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by us in December 2004 to support phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America (“Bank of America Term Loan”) and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of September 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of September 30, 2005, is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of September 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

(4)	Other long-term debt includes the cumulative fair value change of the Convertible Notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. The interest rate swap contracts were terminated following the completion of the Tender Offer of the Convertible Notes in September 2005. As of September 30, 2005, other long-term debt includes the cumulative fair value change of the remaining $97.2 million outstanding Convertible Notes.
We fund our capital and R&D expenditures and working capital needs using our cash on hand, existing credit facilities, credit terms with our vendors, and projected cash flows from operations. However, we may require additional financing to fund our future growth plans and technology upgrades and migration, including to fund the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
Historic operating cash flows
For the nine months ended September 30, 2004, net cash provided by operating activities was $250.1 million, compared to $178.5 million for the nine months ended September 30, 2005. The $71.6 million decrease in cash flow from operating activities was primarily due to lower collections as a result of lower sales and higher interest payment arising from higher average outstanding debt balances and higher interest rates. Cash flow from operating activities for the nine months ended September 30, 2005 included receipt of dividends of $6.3 million from SMP, compared to zero dividends for the nine months ended September 30, 2004.

Historic investing cash flows and capital expenditures
Net cash used in investing activities was $559.0 million for the nine months ended September 30, 2004 and $487.9 million for the nine months ended September 30, 2005. Investing activities consisted primarily of capital expenditures totaling $537.0 million for the nine months ended September 30, 2004 and $525.0 million for the nine months ended September 30, 2005. Capital expenditures for the nine months ended September 30, 2005 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6.
Investing activities for the nine months ended September 30, 2004 also included placement of a refundable deposit to secure wafer capacity for one of our more advanced technologies and payments for technology licenses, partially offset by proceeds from sale of property, plant and equipment and receipts related to refund of deposits and other assets. Investing activities for the nine months ended September 30, 2005 also included receipts related to refund of deposits and other assets.
We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the aggregate capital expenditure for phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month to be $1,700 million. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of December 31, 2004 and September 30, 2005, we have spent $637.9 million and $1,123.7 million on the equipping of Fab 7 as part of its phase 1 ramp, respectively. Our aggregate capital expenditures for fourth quarter 2005 are expected to be approximately $225 million. We expect to ramp Fab 7 to a capacity of 9,000 300-mm wafers per month by the end of 2005. As of December 31, 2004 and September 30, 2005, we had commitments on contracts for capital expenditures of $312.9 million and $202.2 million, respectively.
The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005.
Historic financing cash flows
Net cash provided by financing activities was $34.8 million for the nine months ended September 30, 2004, which reflected primarily the net impact of borrowings and repayments of debt during that period. Net cash of $587.6 million was provided by financing activities for the nine months ended September 30, 2005, consisting primarily of the draw down of loan facilities, the issuance of the Senior Notes, Amortizing Bonds and Preference Shares, and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt, including the repurchase of our Convertible Notes and the related interest payments arising from the Tender Offer of the Convertible Notes. See the “Current and expected liquidity” section above for details of the borrowings obtained during the periods indicated.
INVESTMENT IN SMP
Our investment in SMP as of December 31, 2004 and September 30, 2005 is shown below:

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
Cost	$120,959	$120,959
Share of retained post-formation loss	(27,167)	(37,494)
Share of accumulated other comprehensive loss	(27)	(14)

	$93,765	$83,451

As we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs, the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.

In September 2004, the Company and Agere entered into a supplemental agreement to the joint venture agreement relating to SMP. Among other things, the supplemental agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case. The Company received dividends of $6.3 million from SMP for the nine months ended September 30, 2005. The Company did not receive any dividend from SMP in the nine months ended September 30, 2004.
The Company and Agere have also signed an assured supply and demand agreement with SMP. Under this agreement, each of the Company and Agere is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the nine months ended September 30, 2005, the wafers started for the Company were less than the allocated capacity, however all parties to the agreement have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding period in 2004. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.
In August 2005, SMP’s board of directors approved a change to SMP’s fiscal year end from December 31 to September 30 so as to coincide with the fiscal year end of Agere. The change in SMP’s fiscal year end does not affect how we account for our share of SMP’s net results.
In September 2005, SMP’s board of directors also approved a capital reduction to cancel accumulated losses. The capital reduction was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in October 2005. The capital reduction exercise does not qualify as quasi-reorganization under U.S. GAAP and accordingly has not been reflected in our financial statements.
Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
Amounts due from SMP	$9,231	$5,497
Amounts due to SMP	$552	$221
Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
Current assets	$85,597	$120,483
Other assets	82	34
Property, plant and equipment	132,258	68,528
Other current liabilities	(23,078)	(20,834)

Shareholders’ equity	$194,859	$168,211

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	(In thousands)
Net revenue	$78,115	$46,372	$262,376	$145,675
Gross profit (loss)	17,373	(190)	48,745	(6,502)
Operating income (loss)	16,025	(1,132)	44,833	(9,784)
Net income (loss)	16,091	(770)	35,582	(9,026)

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is intended for hedging purposes.
Interest rate risk
We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.
Our debt obligations are as follows:

	As of September 30, 2005
	Expected Maturity Date
	(In Thousands, except interest rates)
									Weighted
									Average
								Fair	Interest
	2005	2006	2007	2008	2009	Thereafter	Total	Value	Rate
LONG TERM DEBT
U.S. dollar loans at floating rates(1)	$23,333	$271,200	$112,212	$124,425	$124,425	$111,062	$766,657	$766,657	4.9464%

Convertible Notes(2)	—	97,155	—	—	—	—	97,155	96,506	5.2500%

5.75% senior notes due 2010(3)	(181)	(751)	(797)	(846)	(897)	374,452	370,980	372,394	5.7500%

6.375% senior notes due 2015(3)	(65)	(269)	(287)	(307)	(327)	247,731	246,476	246,400	6.3750%

Amortizing bonds due 2010(4)	—	8,270	8,774	9,308	9,875	10,476	46,703	47,104	6.0000%

Others(5)	—	(649)	—	—	—	—	(649)	—

Total	$23,087	$374,956	$119,902	$132,580	$133,076	$743,721	$1,527,322	$1,529,061

	As of
	December 31,
	2004
	(In Thousands)
	Total	Fair Value
LONG TERM DEBT
Singapore dollar loans at fixed rates(6)	$73,650	$75,567
U.S. dollar loans at floating rates(1)	589,066	589,066
Convertible Notes(2)	575,000	590,824
Other(5)	(1,986)	—

Total	$1,235,730	$1,255,457

	As of
	December 31,	September 30,
	2004	2005
	(In thousands)
ACCOUNTS PAYABLE
U.S Dollar	$73,508	$101,118
Singapore Dollar	11,321	16,495
Japanese Yen	44,473	34,559
Others	18,359	9,278

Total payable (7)	$147,661	$161,450

(1)	In August 2004, we entered into two interest rate cap contracts related to the floating rate obligations associated with $100.0 million of one of the U.S. dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations under this U.S. dollar loan are based on LIBOR rates and are payable semi-annually which commenced March 28, 2004. The combination of the caps and the debt obligation results in a maximum interest outflow equal to 2.75% which commenced March 28, 2005. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of September 30, 2005 was $0.8 million.

In March 2005, we entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200.0 million of the above-mentioned U.S. dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The combination of the two additional caps and the debt obligation results in a maximum interest outflow equal to 3.60% which commenced September 28, 2005. The notional amount on the interest rate cap contracts is reduced by $66.7 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of September 30, 2005 was $0.7 million.

(2)	The interest rate swap contracts which were previously entered into in respect of the fixed-rate obligations associated with the Convertible Notes were terminated in September 2005 following completion of the Tender Offer for the Convertible Notes.

(3)	Interest on the Senior Notes due 2010 is payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 is payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006.

(4)	The Amortizing Bonds pay semi-annual cash payments of $5.5 million per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and amortize to zero at maturity on August 17, 2010. Interest on the Amortizing Bonds is payable at the rate of 6.00% per annum.

(5)	As of December 31, 2004, other long-term debt includes the cumulative fair value change of the Convertible Notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. The interest rate swap contracts were terminated following the completion of the Tender Offer of the Convertible Notes in September 2005. As of September 30, 2005, other long-term debt includes the cumulative fair value change of the remaining $97.2 million outstanding Convertible Notes.

(6)	As of December 31, 2004, we had entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars, and a cross currency swap to convert cash flows under one of the Singapore dollar fixed-rate loans to a U.S. dollar denominated fixed-rate. We repaid these loans early in full in March 2005, and the associated forward foreign contracts and cross currency swap were also terminated in March 2005.

(7)	This does not include payables to related parties. The amounts including payables to related parties are $152,348 and $170,352 as of December 31, 2004 and September 30, 2005, respectively.
As of September 30, 2005, 49.8% of our interest rate payment obligations bear fixed interest rates. We have no cash flow and earnings exposure due to market interest rate changes for our fixed debt obligations. 50.2% of our interest rate payment obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. Based on our interest rate payment obligations as of September 30, 2005, a 0.5% increase in interest rates would increase our floating interest payments by 10.1% annually.

Foreign currency risk
Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2004 and for the nine months ended September 30, 2005, and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2004, approximately 21% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 55% of our capital expenditures were denominated in U.S. dollars, approximately 24% were denominated in Japanese yen, approximately 17% were denominated in Euro and approximately 4% were denominated in Singapore dollars. For the nine months ended September 30, 2005, approximately 20% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 54% of our capital expenditures were denominated in U.S. dollars, approximately 29% were denominated in Japanese yen, approximately 13% were denominated in Euro and approximately 4% were denominated in Singapore dollars.
To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

	As of September 30, 2005
	Expected Maturity Date Of Notional Amounts				As of December 31, 2004
	(In thousands, except exchange rates)				(In thousands)
	2005	2006	Total	Fair Value	Total	Fair Value
FORWARD FOREIGN EXCHANGE AGREEMENTS
(Receive Yen/Pay US$)
Contract Amount	$12,723	$11,642	$24,365	$(540)	$69,210	$2,520
Average Contractual Exchange Rate	109.15	109.92
(Receive S$/Pay US$)
Contract Amount	$6,009	—	$6,009	$(14)	$47,842	$1,760
Average Contractual Exchange Rate	1.69
(Receive Euros/Pay US$)
Contract Amount	$4,906	$1,129	$6,035	$(344)	$26,760	$2,857
Average Contractual Exchange Rate	1.27	1.32

Total	$23,638	$12,771	$36,409	$(898)	$143,812	$7,137

	As of September 30, 2005			As of December 31, 2004
	(In thousands, except percentages)			(In thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES
Accounts Payable
Japanese Yen	$34,559	24,365	70.1%	$44,473	$44,473	100%
Singapore dollar	16,495	6,009	36.4	11,321	11,321	100
Others	9,278	6,035	65.0	18,359	18,359	100
Foreign Currency Loan
Singapore dollar	—	—	—	73,650	73,650	100
Future Interest Payable on Debt
Singapore dollar	—	—	—	1,445	1,445	100

Total	$60,332	36,409	60.3%	$149,248	$149,248	100%

Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
On August 17, 2005, we sold 30,000 units (“units”), each comprising (i) one convertible redeemable preference share of par value $0.01 (“preference share”) and (ii) one 6.00% amortizing bond due 2010 with an original principal amount of $1,556.76, at an aggregate offering price of $300,000,000 to the trading division of Goldman Sachs (Singapore) Pte. (“initial purchaser”) in an offshore transaction pursuant to Regulation S under the Securities Act of 1933 for $294,000,000 in cash. In connection with the sale of the units, the Company paid fees of $6,000,000 to the initial purchaser. Each preference share is redeemable by us on August 17, 2010 at a redemption price of $10,000 and is convertible, at the holder’s option, into our Ordinary Shares or, subject to limitations, ADSs at a conversion price of $0.8719 per Ordinary Share, subject to adjustment in certain circumstances, at any time after 40 days from the initial issuance of the preference shares and before the close of business on the 7th business day prior to maturity or early redemption. We intend to use the net proceeds from the offering for working capital and general corporate purposes, including repaying some of our current debt.
Item 3. Defaults Upon Senior Securities
None
Item 4. Submission of Matters to a Vote of Security Holders
The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on August 17, 2005, containing information on the resolutions duly passed at the Extraordinary General Meeting of the Company held on August 17, 2005.
Item 5. Other Information
None
Item 6. Exhibits and Reports Filed / Submitted Pursuant to the Securities Exchange Act of 1934
(a)	Exhibits
6.1(1)	2nd Amended and Restated Amendment No. 3 (the “2nd Amended and Restated Amendment No. 3”) to the “SF Process Development and Cost Sharing Agreement” of November 26, 2002 (hereinafter referred to as the “2-Way Agreement”) between International Business Machines Corporation (“IBM”) and the Company.
The parties entered into the 2nd Amended and Restated Amendment No. 3 to broaden the scope of the license.

(1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.
(b)	Reports Filed / Submitted Pursuant to the Securities Exchange Act of 1934
During the quarter ended September 30, 2005, the Company submitted the following reports:
1.	On July 22, 2005, we submitted a Form 6-K announcing our second quarter 2005 results and our plan to finance the redemption or repurchase of our US$575 million 2.5% Senior Convertible Notes due 2006.

2.	On July 22, 2005, we submitted a Form 6-K reporting our quarterly information for the quarter ended June 30, 2005.

3.	On July 22, 2005, we submitted a Tender Offer Statement on Schedule TO (“Schedule TO”) relating to the pre-commencement communications by the Company with respect to its tender offer for any and all of its outstanding US$575 million 2.5% Senior Convertible Notes due 2006.

4.	On July 22, 2005, we submitted a Form 6-K attaching 2 separate consents of KPMG Singapore with respect to the financial statements of the Company and its subsidiaries as well as that of Silicon Manufacturing Partners Pte Ltd.

5.	On July 25, 2005, we submitted a Form 6-K attaching the Company’s Notice and Proxy Statement for the extraordinary shareholders’ meeting to be held on August 17, 2005.

6.	On July 25, 2005, we submitted a Schedule TO relating to the pre-commencement communications by the Company with respect to its tender offer for any and all of its outstanding US$575 million 2.5% Senior Convertible Notes due 2006 together with an exhibit comprising the notice of extraordinary shareholders’ meeting.

7.	On July 30, 2005, we submitted a Form 6-K and a Schedule TO each attaching our press release dated July 30, 2005 relating to the pricing and increase in size of the senior notes offering.

8.	On August 1, 2005, we submitted a Form 6-K attaching 2 separate consents of KPMG Singapore with respect to the financial statements of the Company and its subsidiaries as well as that of Silicon Manufacturing Partners Pte Ltd.

9.	On August 3, 2005, we submitted a Form 6-K attaching a Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.

10.	On August 4, 2005, we submitted a Form 6-K with exhibits comprising an Underwriting Agreement dated July 29, 2005 between the Company, Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd., Indenture dated April 2, 2001 between the Company and Wells Fargo Bank Minnesota, National Association, Second Supplemental Indenture dated August 3, 2005 between the Company and The Bank of New York, Third Supplemental Indenture dated August 3, 2005 between the Company and The Bank of New York, respective Opinions and Consents of Allen & Gledhill and Latham & Watkins LLP regarding the validity of the senior notes.

11.	On August 4, 2005, we submitted a Schedule TO with exhibits comprising the Offer to Purchase dated August 4, 2005, press release dated August 4, 2005, Indenture dated April 2, 2001 between the Company and Wells Fargo Bank Minnesota, National Association, First Supplemental Indenture dated April 2, 2001 between the Company and Wells Fargo Bank Minnesota, National Association, and Form of 2.5% Senior Convertible Notes due 2006.

12.	On August 17, 2005, we submitted a Form 6-K attaching the press release dated August 17, 2005 relating to the results of the extraordinary shareholders’ meeting and the completion of the private placement of 30,000 Units consisting of 30,000 Convertible Redeemable Preference Shares and approximately $47 million of Amortizing Bonds due 2010.

13.	On August 17, 2005, we submitted a Form 6-K attaching the Conversion Price Certificate dated August 17, 2005 of the Company.

14.	On August 18, 2005, we submitted a Form 6-K with exhibits comprising a certified true extract of the minutes of the extraordinary shareholders’ meeting of the Company held on August 17, 2005, Master Agency Agreement dated August 17, 2005 between the Company and The Bank of New York and Fourth Supplemental Indenture dated August 17, 2005 between the Company and The Bank of New York.

15.	On August 19, 2005, we submitted a Schedule TO/A attaching Amendment No. 1 to Schedule TO to amend and supplement the Tender Offer Statement on Schedule TO filed by the Company on August 4, 2005.

16.	On September 2, 2005, we submitted a Schedule TO/A attaching the press release dated September 2, 2005 relating to the completion of the Company’s Tender Offer for its US$575 million 2.5% Senior Convertible Notes due 2006.

17.	On September 6, 2005, we submitted a Form 6-K announcing our guidance for our third quarter 2005 results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 2, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee

	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas

	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer